Filed by Inflection Point Acquisition Corp. VI
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Inflection Point Acquisition Corp. VI

Subject Company: Quantum Space, LLC
Commission File No.: 001-43212

The following materials were made available in connection with the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, LLC (“Quantum Space”), and the other parties thereto.

Set forth below is a transcript of Yahoo Finance’s “Market Domination” show with Jim Bridenstine, Chief Executive Officer of Quantum Space, on June 15, 2026.

Yahoo Finance Transcript

Market Domination Show with Josh Lipton

15 June 2026

Josh Lipton: This comes at a time where investor interest in the space sector, we know, is reaching new heights. Here to discuss this is Quantum Space CEO Jim Bridenstine. Jim, it is good to see you. So you announced you’re going public, Jim, via SPAC. Let’s start there. Why go public now, Jim, and why via SPAC?

Jim Bridenstine: So the big thing is speed is of the essence. Here’s what we know: every domain of warfare is dependent on space. The land domain, the air domain, the sea domain, intelligence, surveillance, reconnaissance, communication, navigation, missile warning, missile tracking, nuclear command and control, targeting—everything is dependent on space.

And that being the case, what we have to do as a nation is defend it because the adversaries are attacking it. So we think about anti-satellite missiles, anti-satellite satellites—think of a satellite that can kill other satellites—jamming, spoofing, dazzling, using laser energy to confuse satellites, directed energy to kill satellites.

Here’s what we know: the adversary is not slowing down. Therefore, the Space Force is not slowing down. We see Space Force budgets going from $31 billion up to $71 billion because of the threat. And so we at Quantum Space, we’re saying, “Look, if they’re not slowing down, we can’t slow down either. We need to go faster.” How do we go faster? We need to get access to the capital markets. The quickest way to get access to the capital markets in the volumes we needed, with the speed that we need, is going public via SPAC. That gives us a public currency to do lots of different creative things, ultimately to go as fast as possible.

Josh Lipton: Did you have any concern, though, Jim, about the perception of SPACs, which, you know, let’s be honest, they did take kind of a beating there back in 2021-ish?

Jim Bridenstine: I like the way you framed it: the perception of SPACs. If you look across time and you take away that one year, 2021, SPACs actually do better than IPOs over time. And so, yes, there is a perception problem, but I don’t think there’s a reality problem.

For us, we looked at all kinds of different ways to raise capital, including staying private and going public with an IPO. Ultimately, because of the volumes of capital we needed, the access to a public currency, and ultimately the speed that we needed, this was what we needed to do.

Josh Lipton: So I was reading up on your company, Jim, and it sounded like you have a spacecraft called Ranger, which sort of monitors, services, and maneuvers satellites. Is that a good way to put it in plain English?

Jim Bridenstine: Yeah, that’s right. When we think about space, we hear the Space Force talking a lot about what we call “sustained maneuver for dynamic space operations.” Ultimately, what that means is we have to be able to maneuver and do it without regret. In other words, when you run out of fuel in space, you become a brick. We don’t need bricks in space; we need satellites that can provide services to the warfighter and to the Department of Defense.

And so that’s what we’re building. We’re building a satellite with the largest fuel tank in history. We’re building a satellite that can do both chemical and electric propulsion—for high thrust when we need it, and high efficiency when we need it. And we’re building a satellite that can be refueled in orbit. Just like in the air domain where we have to have fuel airborne to do airborne tanking, well, now we need space-borne tanking. We cannot let our satellites run out of fuel. So we’re building satellites that can be refueled and satellites that can do the refueling.

Josh Lipton: And when are these satellites going to be in orbit, Jim? What’s the timeline there?

Jim Bridenstine: So our first satellite will be delivered next year in the second quarter. And then by the end of 2028, we’re going to have additional satellites ready to go. By the end of 2028, we want to be producing one satellite per quarter. Then the following year, we’re looking at one satellite per month and scaling up from there.

Josh Lipton: And your business model, Jim—is it selling satellites, selling services, or both? How does it work?

Jim Bridenstine: All of the above. Yes, there are certain missions that we do where if you have to get up close and personal with a non-cooperative satellite—in other words, an adversary satellite—then those are missions where you need somebody wearing the uniform of the United States involved in that mission. We don’t want private citizens doing that type of activity. So in those cases, we will sell satellites.

In other cases, we will own and operate our own satellites, and by doing so, we will sell a service. We prefer the service model because it gives us an opportunity to have 15 years’ worth of revenue that is predictable. But make no mistake, when we sell satellites, that’s good for the company as well, and we have contracts to do just that. So far, we have six contracts with different organizations throughout the Department of Defense.

Josh Lipton: Lots of excitement around space right now. Of course, Jim, I’m just curious—does that excitement help a company like yours out? You know, does that help attract talent, customers, investors?

Jim Bridenstine: All of the above. So I used to be a member of Congress on the Armed Services Committee’s Subcommittee on Strategic Forces, which deals with our national security space capabilities. I was also the NASA Administrator; I ran NASA in the first Trump administration. I can tell you, getting more access to private capital and private markets is hugely valuable to the US government.

What we need is private companies competing on cost and innovation to increase the access to space and drop the cost of space. But we also need those private companies getting contracts, not just with the US government, but with commercial companies and maybe even other parts of the US government or even international partners. So all of that, I think, builds enthusiasm. SpaceX has proven that that’s the case, and now there’s lots of companies coming behind them that I think are going to benefit.

Josh Lipton: Jim, so good to have you on the show today. Appreciate your time.

Jim Bridenstine: Thanks for having me.

Set forth below is a transcript of the “This Week In Space” Podcast with Jim Bridenstine, Chief Executive Officer of Quantum Space, on June 13, 2026.

This Week In Space Podcast Transcript

Episode 214 — Moon Man With Former NASA Administrator Jim Bridenstine

13 June 2026

ROD PYLE: Hello and welcome to another episode of This Week in Space, the Moonman Edition. I’m Rod Pyle, editor-in-chief of Ad Astra Magazine, and I’m here with the one and only Tariq Malik of Space.com.

PRODUCER: Whenever you two are done — more importantly, I want to mention we’ll be talking to one of our favorite former NASA administrators, Jim Bridenstine, which is a real treat for us. I know we’re all going to enjoy it.

[part of podcast omitted for relevance]

ROD: And we are back with Jim Bridenstine — former NASA Administrator, former congressman, naval aviator, and current CEO of Quantum Space. Jim, thank you so much for joining us today.

JIM BRIDENSTINE: My pleasure. Thanks for having me.

ROD: Before we dig in — for the audience, we believe (and apparently so does the AI) that you were the youngest NASA Administrator in history, which is saying a lot, although Jared Isaacman almost broke that record. What happened there?

JIM: I’d have to check his birth date, but I believe he was on track to be the youngest — then his nomination got pulled. By the time he was renominated and confirmed, I think he ended up a bit older than I was at confirmation.

ROD: Heck of a way to lose a record.

TARIQ MALIK: I have a question I like to ask everyone who comes on — what was your path to space? Was it something that captivated you as a kid, or did it happen more by happenstance as your career progressed?

JIM: Honestly, I don’t know exactly how it happened, but here’s the progression. When I got to Congress, I worked hard to get on the Armed Services Committee and ended up on the Strategic Forces Subcommittee — at the time not a highly sought-after assignment, but it’s the one that deals with national security space capabilities.

I was also recruited by Lamar Smith, chairman of the Science Committee, which oversees NASA, and he later made me chairman of the Environment Subcommittee, which oversees NOAA — and about 40% of NOAA’s budget is space-related. Between those three roles, I was dealing with space almost constantly.

A tornado that hit Moore, Oklahoma, really pulled me into the weather side of space. The question was how to give people more warning time — at that point, the average lead time was about 13 minutes, meaning half of people got less. We needed to move from “warn on detection” to “warn on forecast,” and space was a big piece of that.

After a year or two of dealing with space almost exclusively, we drafted a comprehensive bill called the American Space Renaissance Act — basically a checklist of things the country needed to do to stay competitive in space. That’s really what made me “the space guy” in Congress. I was also part of a small group supporting Mike Rogers and Jim Cooper in creating what became the Space Force — at the time we called it the “Space Corps.” By the time it became law, I was already at NASA. Looking back, that’s pretty much how I became a space guy.

ROD: When you were nominated, there was a real split in the coverage — half “former naval aviator and congressman nominated to lead NASA, great,” and half “wait, this guy was running a museum, how is he qualified?” But you hit the ground running and accomplished something that had failed three times before: a real return to the moon for NASA and international astronauts. Can you talk about that pushback, and your early days at NASA?

JIM: On the pushback — I was the first NASA Administrator to come from the political world. I was an elected member of the U.S. House from Oklahoma, and I was President Trump’s selectee. In that environment, there’s going to be criticism, period, regardless of actual qualifications.

Honestly, I thought my nomination was rough — then I watched Jared Isaacman go through his. He had the nomination, lost it, then got it back. That’s just the era we live in: any presidential appointee confirmed by the Senate is going to face challenges. It was a genuinely hard time, but we got confirmed.

I hope that during my time at NASA, people came to see I wasn’t what they were trying to make me out to be. People presume a lot based on votes you took years ago — and every vote bundles in thousands of provisions — so it’s easy to nitpick and build a narrative. But I wasn’t worried about it. It was the politics of the day, and I had the privilege of running what I think is the greatest agency in America.

ROD: You named Artemis, and now they’ve actually flown to the moon.

JIM: We architected the Artemis program, and it’s evolving as it goes. We’d forever been trying to return to the moon and watching programs get cancelled. This one had strong bipartisan support from the start — it survived through the Biden administration and continues under the Trump administration. That took a lot of work.

TARIQ: It was remarkable to watch the Biden administration come in and the program continue largely unchanged — even though you left the role, which I understand happens. But the fact that it continued at similar funding levels was pretty remarkable given NASA’s history.

JIM: That’s right. When I was Administrator, Vice President Pence announced at a National Space Council meeting in Alabama that we’d land on the moon by 2024, “by any means necessary.”

When I heard “by any means necessary,” I knew 2024 was extraordinarily aggressive — but it also meant we needed a bigger budget. You can’t just declare a 2024 landing without funding to match. So as soon as I got back to my office, I started working on amending the President’s budget request — after it had already gone out, which is unusual and difficult — but I felt it was the only right approach: it builds consensus rather than forcing a political fight.

There was talk of pulling funding from the Science Mission Directorate to pay for the moon program, and I was dead set against that — cannibalizing one part of NASA to fund another just turns it into a political fight. To really get to the moon, you need bipartisan support, which means growing the budget rather than robbing other NASA programs.

Ultimately, the additional funding came from reallocating over-appropriated Pell Grant money — which created a media firestorm, even though, as a former member of Congress, I can tell you Pell Grants are routinely over-appropriated, and the Obama administration did exactly the same thing for its own priorities without much notice. To be clear: every person who qualified for a Pell Grant still got one. We used the over-appropriated portion to grow NASA’s budget and fund the moon program.

Once the funding was in place, my top priority was building bipartisan support. We reached out to Speaker Pelosi and did a town hall together at NASA’s Ames Research Center in Mountain View, California, on Women’s Equality Day — talking about Artemis as the goddess of the moon, the twin sister of Apollo, and how this time we’d be going back with all of America, including landing the first woman on the moon.

Speaker Pelosi became a real champion. After the town hall, we got into the simulator together and “landed on the moon” three times. It was like being on a date with my grandmother — I mean that affectionately; she was gracious. I was nervous doing a Women’s Equality Day event as a Republican from the other side of the aisle, but she gave me a warm introduction, the crowd was welcoming, and she told the Artemis story better than I could have. Because of that support, the program survived the transition to the next administration.

ROD: Nice to hear some stories of political unity these days — unfortunately we don’t get Pell Grants on this show, so we’re going to take a quick break. Stand by, everybody.

ROD: I appreciate you laying out that progression — I remember that “by any means necessary” speech from then-Vice President Pence; it sounded like a poke with a stick, the kind you give your staff when it’s time to move. Now that Artemis 2 is behind us, and went quite spectacularly earlier this year — what did you take away from watching that mission, knowing you helped lay the groundwork? And do you think the 2028 target for Artemis 3 is on track, now that the crew’s been named and things seem to be moving faster and more visibly?

JIM: I think what Jared is doing is important and good. My worry is that we don’t have a lander.

The SLS rocket is working — it’s taken a lot of criticism over cost and schedule, but the bottom line is that on its very first launch it was rated for crew and ready to go to the moon. That’s hard to pull off, and it did it — sending Orion to the moon on a single launch, with crew aboard the second time. It’s an extremely capable machine: the RS-25 engines are stunning, SLS is the most powerful rocket ever built, the ICPS upper stage looks set to be replaced by Centaur 5, and the Orion capsule rounds it out. The whole system was designed from the ground up to be human-rated on day one, and it’s worked. That doesn’t mean it’s perfect — but it means we know what works.

What we don’t have is a lander, and without a lander you can’t land on the moon. It’s that simple. I worry that, over time, that gap is going to come back to bite us. We need a lander — whatever it takes to build one as fast as possible is what we should be doing.

ROD: And regardless of who builds it, the lander probably needs to be designed to fly on any of the major boosters. We know Blue Origin is working on Blue Moon, and after that New Glenn accident, one question is — could it fly on a Falcon Heavy instead?

TARIQ: It’s frustrating to watch. We’re rooting for these companies, and the fact that they have real skin in the game is remarkable — but from the sidelines, the lander struggle is tough to see. Not to single anyone out, but to someone who doesn’t know much about engineering, the SpaceX plan looks daunting: an orbital depot with cryogenic propellant boiling off, refueling who-knows-how-many times to get to the moon — and it all has to be human-rated.

JIM: That’s the hard part — people underestimate how challenging it is to do something like that at all, let alone with the margin and confidence required for human rating. Fortunately, with this particular architecture, the vehicle doesn’t have to be human-rated to bring the crew home — which should save some time.

ROD: Sure, but if you can get them there, bringing them home is the next big step.

JIM: No argument — the architecture is extraordinarily complicated, and we need a lander. The genius of Apollo — and I’ll go back to Apollo — was its simplicity: a single rocket, lunar orbit rendezvous, descend to the surface, return to the command module, fly home. They designed it to be as simple as possible, and because of that, they landed on the moon eight years after Kennedy’s declaration.

ROD: And that includes the two years lost to the Apollo 1 fire — so really about five and a half years. Though to be fair, they had a lot more funding than Artemis does, right?

JIM: A lot of people say that, and I’ve said it too. Apollo did get a bigger share of the federal budget — back then it was roughly 4 to 4.5%. Today NASA is at less than a third of one percent. So in real terms we’re down significantly — though maybe not quite as much as you’d think, because while NASA’s share of the budget shrank, the overall federal budget has grown enormously, so the same dollar amount is now a smaller slice.

To be clear, I advocate for a bigger NASA budget. The challenge is that NASA’s $24 billion budget is small enough that eliminating the entire agency wouldn’t move the needle on the debt or deficit. But increasing it by 50% would have an enormous impact on national capability — and cutting it by 50% would have an equally enormous impact in the other direction. Either way, it barely registers on the deficit, and yet NASA is by far the best brand the United States has.

When the NASA Administrator visits Europe or Japan, people turn out in droves — it’s like being a rock star. There’s a thirst for NASA worldwide, and that’s incredibly powerful for the country. When I was Administrator and we landed InSight on Mars — the ninth time in history anyone had landed there, and every time it was the U.S. — it made the cover of newspapers worldwide. InSight was just there to study marsquakes, nothing more, and it still led front pages everywhere, including in Iran, where the hardline newspaper of the Islamic Revolutionary Guard Corps ran a story about it. It’s hard to get a positive message about America into countries that don’t particularly like us, and NASA does that uniquely — it shapes how young people around the world see our country. I don’t think we can dismiss the power of that.

TARIQ: That’s a really good point.

TARIQ: We’ll take a break in a second, but here’s a slightly silly question — the kind that would occur to me if anyone ever had the bad judgment to make me NASA Administrator. Did you ever think, “I know Jeff Bezos, I know Elon Musk — couldn’t they just fund NASA for the next 50 years?” They could afford it, especially now, looking at the raw dollars.

JIM: I won’t say I haven’t had that thought — but if they were running NASA, they’d want control over it and a way to make money from it. There’s real value in private companies investing their own money in ways government can’t — that’s important. But there’s also a unique need only government fulfills: shaping how the world perceives the U.S., and doing science, exploration, and discovery for which there isn’t yet a market. Once NASA does something, a market often forms behind it — and that market can be massive. We’re seeing it now with SpaceX: the IPO, Starlink, lunar access, and more. The market is real and it’s big — but it wouldn’t exist if NASA hadn’t blazed the trail.

ROD: All right, let’s blaze the trail into our next break — we’ll be right back.

TARIQ: Jim, it’s fitting that you mention industry’s role, because you’re now CEO of Quantum Space, which had news of its own this week — including the new Ranger spacecraft. What is Quantum Space, and what brought you to the company?

JIM: Great question. Remember, I served on the Armed Services Committee’s Strategic Forces Subcommittee, and before that I was a Navy pilot. Every domain of warfare — air, land, and sea — depends on space: intelligence, surveillance, and reconnaissance; sending high-resolution imagery around the globe so decision-makers can act; navigation; the GPS timing signal that lets us network everyone in a theater so we know where friendly and hostile forces are; missile warning and tracking; nuclear command and control. As a Navy pilot, precision targeting and GPS coordinates all depend on space.

Because so much depends on space, adversaries have begun targeting it — we saw this early in my time in the House. They’re developing direct-ascent anti-satellite missiles, co-orbital “killer” satellites, jamming, spoofing, dazzling, and directed-energy weapons. These technologies have already proliferated, so we have to change how we operate.

One of our big objectives in the House, beyond standing up the Space Force, was taking these massive “Battlestar Galactica”-style satellites — huge, juicy targets — and distributing, or “disaggregating,” the architecture. Instead of one multi-billion-dollar satellite that a $500 million missile could destroy with major consequences for the broader fight, you build satellites costing tens of millions, deploy thousands of them networked together in low Earth orbit, and complicate the enemy’s targeting. Now it takes a $500 million missile to destroy a $30 million satellite — the economics favor us, and the outcome of the war doesn’t hinge on it.

That’s what we worked on back then. Now, low Earth orbit has become congested, competitive, and even contested — Starlink, Amazon’s Kuiper/Leo, OneWeb, plus what Europe, Japan, and especially China are doing. So now we need to push the architecture further out — to medium Earth orbit, geostationary orbit, and even cislunar space — with high-energy satellites.

The Space Force talks about “sustained maneuver for dynamic space operations” and “maneuver without regret.” General Shaw, deputy commander of U.S. Space Command, has described the GAP constellation — satellites in geostationary orbit that approach and observe adversary satellites. He compared current GEO missions to buying a $250,000 camper that has to last eight years on one tank of gas — that’s unacceptable. We’re missing things we need to see.

Quantum Space builds highly maneuverable satellites for exactly that kind of sustained, dynamic operation — capable in low Earth orbit, medium Earth orbit, geostationary orbit, and out to cislunar space, even past the moon to the L2 point, a million miles beyond it. We’re also payload-agnostic: ISR, communications, alternative GPS, missile warning, even data centers — there’s no limit to what the spacecraft can carry.

Think of it as an F-18, but for space — built around the Space Force’s “theory of competitive endurance,” which has three pillars. First, avoid operational surprise: build domain awareness, understand what’s happening in deep space, much like the Navy thinks about undersea warfare. Second, deny first-mover advantage: proliferate the architecture so that losing any single satellite doesn’t change a conflict’s outcome — this matters even against a publicly-discussed threat like detonating a nuclear weapon in space, since space is so vast that even a nuclear weapon can’t hold everything at risk. Third, counter-space campaigning: as we use space to support the fight on the ground, adversaries will try to deny us that, and we need both resilience and the ability to deny them the same. In the air domain we call this “air superiority”; in space, the term is now “space superiority.” That’s what our Ranger spacecraft is built for — really more a maneuverable spacecraft than a traditional satellite.

TARIQ: One quick follow-up — it sounds almost like a Swiss Army knife: a kind of space tug for the military that can carry whatever payload, go wherever it’s needed in orbit, and accomplish whatever the mission requires.

JIM: You could describe it that way, though I’d push back on “tug” — a tug moves your satellite from low Earth orbit to geostationary orbit, but the satellite itself still isn’t maneuverable. What we’re building is the highest-performing satellite bus on the market. If we’re targeted by a missile, we can move out of the way. We have high-energy chemical propulsion and electric propulsion on the same vehicle — what we call “multi-mode” — and we can even feed the electric propulsion from the chemical propellant. We can be refueled, and we can refuel others, with the largest fuel tank available on the market. Put it together, and you get the highest-performing satellite that exists — more delta-V, more ability to change velocity, than anything else out there. It’s a race car, not a tug — the difference between an F-18 and a cargo plane. We’re building the F-18.

ROD: All right — we’re going to boost ourselves into an advertising orbit for just a few seconds. Don’t go anywhere.

ROD: It’s not quite what you described before, but do you see small satellites eventually becoming a kind of “drone warfare of orbit” — lots of small sats, maybe acting as chaff, generating multiple signals without further cluttering low Earth orbit? Is that on the horizon?

JIM: Small sats definitely have a future — not just in low Earth orbit, but in medium Earth orbit and geostationary orbit too. The key, again, is sustained maneuver: the more mass a satellite has, the less dynamic it can be, since moving it takes that much more energy. So I expect more small sats in higher orbits, especially geostationary.

Look at the Andromeda mission — a Space Force program for a relatively small satellite that has to operate in geostationary orbit, perform rendezvous and proximity operations even with non-cooperative targets, carry hydrazine fuel, and be refuelable. For the first time, contracts are specifying small, refuelable spacecraft capable of RPO that won’t run out of gas — because if you run out of gas, you’re just a brick in space.

Quantum Space is on the Andromeda contract. When it was first awarded, it was a $1.8 billion IDIQ. The Space Force’s budget has gone from roughly $31 billion to a requested $71 billion including reconciliation — more than doubling — and Andromeda itself grew from that $1.8 billion IDIQ to a $6.2 billion IDIQ within just a few weeks. Both the dollar amounts and the number of missions are climbing fast.

I’m proud of that — I sat on the House committee that established the Space Force, and the purpose was to give the military a service that could compete for resources commensurate with how dangerous space was becoming. Nobody — especially the people who actually have to fight wars — wants to think of space as a warfighting domain, but the reality is we have to be able to defend it.

TARIQ: You mentioned Andromeda — and I know Quantum Space also has a DARPA cislunar contract. I’m curious how this week’s news — going public via merger with a special-purpose acquisition company — sets you up to pursue those contracts and the broader work, now as a public company.

JIM: The DARPA mission is called LASSO, headed to low lunar orbit. I’m a “knucklehead for the moon” — I love it — and it’s fun that the person who created Artemis now gets to send a mission of his own to the moon, this time with a national-security company. It’s DARPA partnered with NASA: we’ll test new propulsion, navigation, and autonomous capabilities, plus carry sensors to help characterize lunar water ice for a future moon base. Right now these are development contracts, with the hope they eventually lead to actual lunar missions.

On the SPAC: as the Space Force grows and these big contracts come out faster, we want to stay ahead of the curve. We’re merging with Inflection Point Capital — I believe “Inflection Point 6” — which trades on NASDAQ, in the coming months. They have roughly $250 million on their balance sheet, and we separately raised about $300 million through a PIPE (private investment in public equity). That capital lets us get our product to market and start serving these emerging Space Force needs as fast as possible. It’s about speed — China isn’t slowing down, so the Space Force isn’t slowing down, and neither can we.

ROD: Pivoting to moon bases, since you’ve said you’re a “moon guy” — and we’re calling this the Moonman episode partly because of you, so thank you for that. There’s a real chance China could put a crewed mission on the moon before our next landing, which Congress tends to care about — and it seems like the natural pivot from “second place” becomes the moon base itself. What’s the first step toward securing a site for one? It seems like landing a reactor first could create a kind of de facto safety zone around a chosen site. Are we headed for a “reactor race” once the first landings happen? And just to set the stage — China’s first landing will likely be Apollo 11-style: land, collect samples, return to orbit, prove the system, then build from there, alongside their robotic program. Thoughts?

JIM: First, we have a pretty good idea of where the water ice is — and that’s key for a moon base: oxygen to breathe, hydrogen for fuel, H2O for drinking water. That’s the starting point. Beyond that, you want to be where the best resource opportunities are. There’s been a lot of talk lately about Greenland, Ukraine, and rare-earth minerals — but “rare earth” metals generally aren’t from Earth at all; they’re from asteroid impacts billions of years ago. On Earth, the thick atmosphere burns most of that material up before it arrives, and whatever did land has been scattered by billions of years of active geology, hydrosphere, and atmosphere — so when we find it, it’s in trace amounts.

The moon doesn’t have active geology or an atmosphere — though I’d caveat that it does have a kind of hydrosphere: new water ice is being formed on the moon continuously, which was an interesting discovery made during my time at NASA (not that I’m taking credit — it just happened to occur then). Getting to that water ice, and to the regions where these resources concentrate, could be hugely valuable — potentially large deposits of what would effectively be “rare lunar metals.”

I’ve also become a real believer in helium-3. If nuclear fusion becomes practical — and it’s looking more real every day — fusion powered by helium-3 could run a city the size of Houston for an entire year on roughly a soda can’s worth of the stuff.

ROD: You said “Mountain Dew” — I hope they’re one of your sponsors!

JIM: I guess they are now, by default.

Beyond surface resources, the moon’s value goes further — it’s a gravity well that opens up orbital mechanics in the Earth-moon system we can’t easily access by launching directly from Earth. It’s also a great staging point: build infrastructure around the moon, especially in a near-rectilinear halo orbit, and you can push on to Mars with very little extra energy. That’s really what Gateway was about. I understand Gateway has been somewhat repurposed toward the lunar surface, which is probably a good plan — but with bigger budgets, there’s room to do both: build toward the surface and build a Gateway-type asset for reaching Mars.

TARIQ: Last question — related to that. We talk a lot about “first-mover advantage” in this second space race. How does that concept apply to a human lunar landing versus a robotic one — are they equivalent?

A human landing obviously has more media impact, but geopolitically, how does that play out?

JIM: “First-mover advantage” usually comes from theories of warfare — if an asset gets attacked in a way that affects the outcome of a war and can’t be quickly reconstituted, that’s a disadvantage you want to avoid creating for yourself. What you’re really asking about is being first to the moon from an economic standpoint — there’s an argument for wanting first access to resources.

But the moon is still really, really big, even if it’s smaller than Earth. At this point, I think there’s room for everybody — and honestly, if everyone shows up, that’s good for humanity. A space race doesn’t bother me. That said, there are specific locations that will matter a great deal for the future, and if we can get there first, we should.

ROD: Sticking with the moon — is there a future where Quantum Space isn’t just operating in cislunar space, but actually on the moon, running something like a helium-3 refinery? Or is the near-term focus just getting satellites where they need to be and fulfilling the contracts you already have?

JIM: I’ll say this — Quantum Space is currently owned by Kam Ghaffarian, who’s an entrepreneur’s entrepreneur. No matter what idea I bring him, it’s never big enough. He founded SGT — Stinger Ghaffarian Technologies — which he sold to KBR. Then he created Axiom Space, which is building a station to succeed the ISS, along with Axiom spacesuits for returning to the moon, and private astronaut missions to the ISS using SpaceX’s Falcon 9 and Crew Dragon. He also created Intuitive Machines, which won NASA’s lunar lander competitions and has now landed on the moon twice.

So when you start thinking about what the future could realistically hold with Kam involved, you’re probably not thinking big enough — no matter how big you’re thinking. We don’t have specific plans to land on the moon right now, but knowing my boss, there will be plenty going on down the road. Watch this space.

ROD: That’s fantastic. Jim, thank you for joining us — our audience is going to be excited to hear from you. Where’s the best place to follow your work?

JIM: Just go to quantumspace.us — we’ve got a new website and will keep adding content. With the new capital from the SPAC, we’re going to be doing bigger and better things, and we’re excited to keep serving this country.

ROD: Made in the USA — manufactured in Tulsa. Quite a career. And Tariq — let’s note, he’s still a young man, unlike us.

ROD: Tariq, where can people find you online?

TARIQ: Always at Space.com, and on social media at @tariqjmalik — the “J” is important. Also, this weekend is my 21st wedding anniversary — happy anniversary to my wife!

ROD: That’s awesome — congratulations. I made it to 23.

You can find me at pylebooks.com or AdAstraMagazine.org. And remember, you can drop us a line — and a space joke, we hope — at twit.tv/twist. We welcome comments, suggestions, and jokes. New episodes publish every Friday on your favorite podcast app, so like, subscribe, and tell your friends — we love the adoration. You can also visit twit.tv/twist, and follow the TWiT Tech Podcast Network @TWiT and on Facebook and Instagram at twit.tv.

ROD: Gentlemen, thank you — I hope we get to do this again.

JIM: Thank you. Thank you.

Set forth below is the text from an article published on Tusla World on June 13, 2026.

Tulsa World

Quantum Space plans major Tulsa expansion after public market deal

By Michael Dekker

13 June 2026

Quantum Space — a company headed by Jim Bridenstine, former congressman and NASA administrator — will become a publicly traded company with a big boost via a New York-based investment company.

The agreement means Quantum, based in Tulsa, will be a $1.2 billion company — initially building parts for satellites, then satellites themselves — to defend the country and the world, Bridenstine said.

“It means we’re going to be able to scale our production facility much faster. We’re going to be able to get our satellites in orbit faster,” Bridenstine said in an exclusive interview with the Tulsa World. “That means we are going to be able to build our capability in Tulsa faster — hire our employees faster and get to scale.

“And all that means capital is going to come to the city of Tulsa, and the city of Tulsa is going to be a city that generates satellites that are important for national security and defense for the United States of America.”

Quantum Space has agreed to go public through a merger with Inflection Point Acquisition Corp. VI.

Inflection is a SPAC, or special-purpose acquisition company, based in Manhattan.

The transaction is expected to be finalized in the fourth financial quarter this year, “subject to approval by stockholders and other customary closing conditions,” a news release said.

Satellites for fuel and defense

Bridenstine led an event at the Tulsa Air and Space Museum last month to announce Quantum’s new facility at Tulsa International Airport.

Plans call for the facility to be built in the Spartan Building, one of the original hangars at Tulsa International Airport, with an initial 50 “high-skill” jobs and possible expansion into other buildings at TUL. Many more jobs are planned with the company going public, he said.

Bridenstine was NASA’s administrator from 2018 to 2021 and served three terms in the U.S. House representing the 1st Congressional District — which includes most of Tulsa, Broken Arrow, Owasso, Coweta, Sand Springs and Sapulpa.

His company is building a space satellite concept called Ranger, which involves a network of satellites with more than 8,800 pounds of storable propellant and refueling capability, intended to be active for at least 15 years.

The platform is being developed to support both the U.S. government’s Space Force and private entities.

Quantum Space was co-founded by Kam Ghaffarian, the company’s executive chairman and entrepreneur.

The company plans to build 1,000 small satellites per year to basically serve as fueling vehicles for existing satellites at various orbits in space.

Each will be about the size of a small Volkswagen, Ghaffarian told the Tulsa World at last month’s event.

The satellites also will serve as a type of defense shield from either physical or cyber “attacks” via other satellites in orbit, Bridenstine said.

“We’re seeing anti-satellite satellites now,” he said. “In other words, satellites that are designed to kill other satellites.”

2028 goal to produce satellites

The company will be listed as QSPC on the Nasdaq stock exchange.

Bridenstine said Quantum’s facility in Tulsa will be “initially for parts, but this is is going to be our full-scale production line.”

“Raw materials come in one side, satellites come out the other side,” he said. “We’re not going to be there this year. But we want to be there by 2028.”

In addition, Bridenstine said, depending on its contracts, Quantum could also help detect near-Earth objects in space such as asteroids and small comets.

Technology like that could have been helpful in February 2013, when Russia experienced the well-documented Chelyabinsk event. An asteroid explosion created a flash that was briefly brighter than the sun and a shockwave that is estimated to have released the same amount of energy as 500 kilotons of TNT — around 30 times more energy than the atomic bomb detonated at Hiroshima.

“Luckily, the explosion happened high enough off the ground that its energy was mostly absorbed into the atmosphere. If it had happened lower, or if the asteroid had hit the ground intact, the damage could have been unlike anything in human history,” according to The Planetary Society nonprofit. “The explosion wasn’t without consequences, though. It created a shockwave that traveled through the atmosphere and reached the ground, damaging 7,200 buildings across six cities and sending 1,500 people to local hospitals and clinics with injuries.”

Bridenstine pointed out the Chelyabinsk asteroid was relatively small before it hit the Earth’s atmosphere.

“The one that hit the Earth and killed all the dinosaurs, that was a massive asteroid,” he said, referring to the Chicxulub event, which most scientists believe happened about 66 million years ago.

“Bill Nye (the ‘science guy’), who’s a friend of mine — he used to say — ‘The dinosaurs did not have a space program,’” Bridenstine said.

Asked about Tulsa’s rising technology reputation with organizations such as Tulsa Innovation Labs, Gradient, Atlas School and Black Tech Street, he said: “One of the main reasons we came to Oklahoma was because of the great aerospace and tech sector here ... complementing or enhancing the state’s traditional oil and gas industry.”

Bridenstine pointed out the similarities between oil and gas technology and rocket techology.

“All of those things that you need for oil and gas ... it’s very similar-type capabilities,” he said. “We’re looking into tapping into all of that talent.”

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts.

These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Pubco, Inflection Point and Quantum Space intend to file a Registration Statement with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equityholders of Quantum Space in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus (when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in its initial business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of Inflection Point’s final prospectus (File No. 333-292443) for its initial public offering, filed with the SEC on March 30, 2026, which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: https://www.sec.gov/Archives/edgar/data/2102041/000121390026035878/ea0270234-07.htm. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.